Exhibit 12

CENTERPOINT ENERGY, INC. AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	2016 (1)	2015 (1)	2014 (1)	2013 (1)	2012 (1)
	(In millions)
Income (loss) before extraordinary item	$432	$(692)	$611	$311	$417
Equity in (earnings) losses of unconsolidated affiliates, net of distributions	89	1,927	(2)	(58)	8
Income tax expense (benefit)	254	(438)	274	470	341
Capitalized interest	(8)	(10)	(11)	(11)	(9)
	767	787	872	712	757

Fixed charges, as defined:
Interest	429	457	471	484	569
Capitalized interest	8	10	11	11	9
Interest component of rentals charged to operating expense	3	3	4	7	9
Total fixed charges	440	470	486	502	587

Earnings, as defined	$1,207	$1,257	$1,358	$1,214	$1,344

Ratio of earnings to fixed charges	2.74	2.67	2.79	2.42	2.29

(1)
Excluded from the computation of fixed charges for the years ended December 31, 2016, 2015, 2014, 2013, and 2012 is interest expense of $-0-, $-0- and $3 million and interest income of $6 million and $11 million respectively, which is included in income tax expense.